Exhibit 99.1

FOR IMMEDIATE RELEASE

Atotech Announces Refinancing of Senior Secured Credit Facilities

BERLIN, Germany — March 18, 2021 – Atotech Limited (NYSE: ATC) (“Atotech” or the “Company”), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, today announced that it has closed on the refinancing of its senior secured credit facilities. In particular, five of its indirect wholly owned subsidiaries—Alpha 3 B.V., Alpha US BidCo, Inc., Atotech B.V., Atotech Deutschland GmbH and Atotech Asia Pacific Limited (collectively, the “Borrowers”) successfully refinanced the Company’s existing senior secured credit facilities and entered into a new credit agreement (the “Credit Agreement”). The Credit Agreement provides for a U.S. dollar-denominated senior secured term loan facility in an initial aggregate principal amount of $1.35 billion (the “USD Term Loan”), a Euro-denominated senior secured term loan facility in an initial aggregate principal amount of €200.0 million (the “EUR Term Loan”), and a senior secured multi-currency revolving credit facility that provides for revolving loans, letters of credit and ancillary facilities in an aggregate principal amount of up to $250.0 million (the “Revolving Credit Facility”).

Peter Frauenknecht, Chief Financial Officer of Atotech said, “We are delighted we were able to complete the refinancing so quickly after our IPO last month. We are also very pleased with the pricing and extension of the maturities of this transaction, which we believe reflect our reduced leverage as a result of the IPO, and our strong business outlook. Assuming a stable rate environment, we expect that our new debt structure will result in a meaningful annual interest expense reduction. It also provides continued financial flexibility to invest in our business.”

The USD Term Loan and EUR Term Loan mature in March 2028 and the net proceeds from borrowings thereunder were used to fund the refinancing in full of the Company’s outstanding existing term loan credit facilities, which were set to mature in January 2024, and to repay and replace its existing revolving credit agreement, which was to mature in January 2022. The Revolving Credit Facility matures in March 2026 and borrowings thereunder were used to replace existing letters of credit under the Company’s previous revolving credit facility. Future borrowings under the Revolving Credit Facility are expected to be used to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments.

Borrowings under the USD Term Loan bear interest at a variable rate of 250 basis points above LIBOR, with a minimum interest rate of 50 basis points. Borrowings under the EUR Term Loan bear interest at a variable rate of 275 basis points above EURIBOR, with a minimum interest rate of zero basis points and a potential leverage-based decrease in interest rate to 250 basis points above EURIBOR. The Revolving Credit Facility bears interest at a variable rate of 200 basis points above LIBOR and a commitment fee of 37.5 basis points.

Goldman Sachs Bank USA serves as administrative agent and collateral agent under the Credit Agreement and Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A, Barclays Bank Plc, Credit Suisse International, Credit Suisse Loan Funding LLC, Citibank, N.A., London Branch, Unicredit Bank AG, Deutsche Bank Securities Inc., HSBC Trinkaus & Burkhardt AG, Standard Chartered Bank AG, and TCG Senior Funding L.L.C. all serve as joint lead arrangers and joint bookrunners.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” and similar expressions and variations or negatives of these words.

These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and such differences could be material. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

More information on potential factors that could affect Atotech’s actual results is available in “Forward-Looking Statements”, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Atotech’s most recent Annual Report on Form 20-F, and in other documents that we have filed with, or furnished to, the U.S. Securities and Exchange Commission, and such factors include, but are not limited to: the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID 19 pandemic, as well as the current and potential travel restrictions, stay at home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in our target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations; our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; our failure to compete successfully in product development; our ability to successfully execute our growth initiatives, business strategies, and operating plans; whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all; material costs relating to environmental and health and safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances that affect our products; the United Kingdom’s withdrawal from the European Union; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; our ability to attract, motivate, and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things; natural disasters that may materially adversely affect our business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities; damage to our brand reputation; Carlyle’s ability to control our common shares; any statements of belief and any statements of assumptions underlying any of the foregoing; and other factors beyond our control.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenues of $1.2 billion (2020). Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Paul Goldberg

+1 803 504 4731

paul.goldberg@atotech.com

Susanne Richter

+49 30 349 85 418

press@atotech.com